Exhibit 99.1
Bitdeer Announces October 2023 Operations Updates

SINGAPORE, November 7, 2023 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for the cryptocurrency mining community, today announced its unaudited mining and operations updates for October 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “We continued to maintain a stable hash rate and aggregate electrical capacity during the month of October, and once again demonstrated solid results. On a strategic level, our team remains committed to identifying and pursuing initiatives which can leverage our existing expertise and take our tech capabilities to the next level. In terms of infrastructure, since entering full operations in September, our Gedu Datacenter in Bhutan has continued to function smoothly, augmenting our existing capabilities and contributing to our strong performance. During October, the Gedu Datacenter provided us with 3.3EH/s hash rate, and 211 Bitcoins were mined there, representing approximately 46% of our total Bitcoins mined for the month. Meanwhile, on the expansion front, we advanced construction of a 175MW immersion cooling datacenter at our Tydal, Norway mining facility, which we expect will be complete in 2025. Going forward, we will remain dedicated to pursuing strategic developments which will boost our long-term success, and we are confident that we will build lasting, sustainable value for our shareholders.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	October 2023	September 2023	October 2022
Total hash rate under management[1] (EH/s)	21.2	21.2	14.1
- Proprietary hash rate[2]	8.7	8.7	4.3
• Self-mining	7.2	7.2	2.6
• Cloud Hash Rate	1.5	1.5	1.7
- Hosting	12.5	12.5	9.8
Mining machines under management	221,000	221,000	153,000
- Self-owned[3]	92,000	92,000	53,000
- Hosted	129,000	129,000	100,000
Aggregate electrical capacity[4] (MW)	895	895	755
Bitcoin mined (self-mining only)[5]	462	482	169

1 Total hash rate under management as of October 31, 2023 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

2 Proprietary hash rate as of October 31, 2023 was 8.7 EH/s, equivalent to proprietary hash rate as of September 30, 2023.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity remained steady, totaling 895MW across six mining datacenters as of October 31, 2023.

5 Bitcoin mined in October 2023 increased by 173.4% compared to October 2022. Bitcoin mined in October 2023 decreased by 4.1% compared to September 2023, primarily caused by an increase in the Bitcoin network’s total hash rate. The Company generally does not hold cryptocurrencies obtained through its self-mining business, and promptly converts them into fiat currency.

Infrastructure Update
The Company has continued to make progress in the construction of a 175MW immersion cooling datacenter at its mining facility in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in 2025.

Conference Schedule
The Company will be attending and speaking at Benzinga’s Future of Digital Assets in New York City on November 14, 2023, as well as attending and speaking at the North American Blockchain Summit in Fort Worth, Texas on November 16.

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056